UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

TURTLE BEACH CORPORATION

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

900450 107

(CUSIP Number)

John T. Hanson

Turtle Beach Corporation

100 Summit Lake Drive, Suite 100

Valhalla, New York 10595

914-345-2255

Copy to:

Tony Y. Chan, Esq.

Dechert LLP

1900 K Street, NW

Washington, DC 20006

Tel: (202) 261-3388

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 22, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number 900450 107

1.	Name of reporting person SG VTB Holdings, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 35,554,647*
	9.	Sole dispositive power 20,689,124*
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 35,554,647
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 68.0%**
14.	Type of reporting person (see instructions) OO (Limited Liability Company)

*	See Items 2, 4 and 5.
**	Based on 49,229,502 Issuer Common Shares (as defined herein) outstanding, as set forth in the Issuer’s Prospectus Supplement filed with the Securities and Exchange Commission on February 2, 2016.

CUSIP Number 900450 107

1.	Name of reporting person Ronald Doornink 2012 Irrevocable Trust, dated November 30, 2012
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 1,007,908*
	9.	Sole dispositive power 1,007,908*
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 35,554,647
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 68.0%**
14.	Type of reporting person (see instructions) OO (Trust)

*	See Items 2, 4 and 5.
**	Based on 49,229,502 Issuer Common Shares (as defined herein) outstanding, as set forth in the Issuer’s Prospectus Supplement filed with the Securities and Exchange Commission on February 2, 2016.

CUSIP Number 900450 107

1.	Name of reporting person Martha M. Doornink 2012 Irrevocable Trust, dated November 30, 2012
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 1,007,908*
	9.	Sole dispositive power 1,007,908*
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 35,554,647
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 68.0%**
14.	Type of reporting person (see instructions) OO (Trust)

*	See Items 2, 4 and 5.
**	Based on 49,229,502 Issuer Common Shares (as defined herein) outstanding, as set forth in the Issuer’s Prospectus Supplement filed with the Securities and Exchange Commission on February 2, 2016.

CUSIP Number 900450 107

1.	Name of reporting person Michael Rowe
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 35,996*
	9.	Sole dispositive power 35,996*
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 35,554,647
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 68.0%**
14.	Type of reporting person (see instructions) IN

*	See Items 2, 4 and 5.
**	Based on 49,229,502 Issuer Common Shares (as defined herein) outstanding, as set forth in the Issuer’s Prospectus Supplement filed with the Securities and Exchange Commission on February 2, 2016.

CUSIP Number 900450 107

1.	Name of reporting person Amie Rowe
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 35,996*
	9.	Sole dispositive power 35,996*
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 35,554,647
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 68.0%**
14.	Type of reporting person (see instructions) IN

*	See Items 2, 4 and 5.
**	Based on 49,229,502 Issuer Common Shares (as defined herein) outstanding, as set forth in the Issuer’s Prospectus Supplement filed with the Securities and Exchange Commission on February 2, 2016.

CUSIP Number 900450 107

1.	Name of reporting person Carmine Bonanno
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 5,413,174*
	9.	Sole dispositive power 5,413,174*
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 35,554,647
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 68.0%**
14.	Type of reporting person (see instructions) IN

*	See Items 2, 4 and 5.
**	Based on 49,229,502 Issuer Common Shares (as defined herein) outstanding, as set forth in the Issuer’s Prospectus Supplement filed with the Securities and Exchange Commission on February 2, 2016.

CUSIP Number 900450 107

1.	Name of reporting person Frederick Romano
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 5,542,114*
	9.	Sole dispositive power 5,542,114*
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 35,554,647
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 68.0%**
14.	Type of reporting person (see instructions) IN

*	See Items 2, 4 and 5.
**	Based on 49,229,502 Issuer Common Shares (as defined herein) outstanding, as set forth in the Issuer’s Prospectus Supplement filed with the Securities and Exchange Commission on February 2, 2016.

CUSIP Number 900450 107

1.	Name of reporting person Doornink Revocable Living Trust, dated December 17, 1996, as amended
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization California
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 1,822,427*
	9.	Sole dispositive power 1,822,427*
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 35,554,647
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 68.0%**
14.	Type of reporting person (see instructions) OO (Trust)

*	See Items 2, 4 and 5.
**	Based on 49,229,502 Issuer Common Shares (as defined herein) outstanding, as set forth in the Issuer’s Prospectus Supplement filed with the Securities and Exchange Commission on February 2, 2016.

CUSIP Number 900450 107

1.	Name of reporting person Kenneth A. Fox
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 35,554,647*
	9.	Sole dispositive power 20,689,124**
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 35,554,647
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 68.0%**
14.	Type of reporting person (see instructions) IN

*	See Items 2, 4 and 5.
**	See Items 2 and 5. Kenneth A. Fox is the sole manager of SG VTB (as defined herein) and has voting and investment control over the securities held by SG VTB. As such, Mr. Fox may be deemed to have beneficial ownership of the Issuer Common Shares (as defined herein) owned by SG VTB. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Mr. Fox that he is the beneficial owner of any of the Issuer Common Shares owned by SG VTB for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.
***	Based on 49,229,502 Issuer Common Shares (as defined herein) outstanding, as set forth in the Issuer’s Prospectus Supplement filed with the Securities and Exchange Commission on February 2, 2016.

Item 1.	Security and Issuer

This Amendment No. 2 (this “Amendment”) amends and supplements the statement on Schedule 13D (as amended, the “Schedule 13D”) filed with the Securities and Exchange Commission (“SEC”) on January 27, 2014, as amended May 22, 2014 (“Amendment No. 1”), and relates to the common shares, par value $0.001 per share (the “Issuer Common Shares”), of Turtle Beach Corporation (f/k/a Parametric Sound Corporation), a Nevada corporation (the “Issuer”). The address of the principal executive office of the Issuer is 100 Summit Lake Drive, Suite 100, Valhalla, New York 10595. This Amendment No. 2 amends Items 3, 4, 5 and 6 as set forth below. Capitalized terms used herein and not otherwise defined in this Amendment No. 2 have the meanings set forth in the Schedule 13D.

1. Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Item 3.	Source and Amount of Funds or Other Consideration

On July 22, 2015, in connection with and as consideration for certain concessions of SG VTB and the 1996 Trust (collectively, the “Noteholders”) in the amendment and restatement of each of their respective outstanding subordinated promissory notes of the Issuer, the Issuer issued to SG VTB and the 1996 Trust warrants (the “July Warrants”) to purchase 1,384,884 and 306,391 Issuer Common Shares, respectively, at an exercise price of $2.54 per share. The July Warrants are exercisable for a period of five years beginning on the date of issuance. The exercise price and the number of Issuer Common Shares purchasable are subject to adjustment as set forth in the July Warrants. The July Warrants do not entitle the Noteholders to any voting rights or other rights as a stockholder of the Issuer prior to the exercise of the July Warrants. The Issuer Common Shares issuable upon exercise of the July Warrants are also subject to the “demand” and “piggyback” registration rights set forth in the Issuer’s Stockholder Agreement, dated August 5, 2013, as amended July 10, 2014, by and among the Issuer, SG VTB, the 1996 Trust and the other stockholders of the Issuer party thereto.

On November 16, 2015, in connection with and as additional consideration for SG VTB entering into a new subordinated promissory note with the Issuer, the Issuer issued to SG VTB an additional warrant (the “November Warrant”) to purchase 1,365,410 Issuer Common Shares at an exercise price of $2.00 per share. The other terms of the November Warrant are substantially similar to the terms of the July Warrants.

On February 5, 2016, the Issuer completed a public offering of Issuer Common Shares (the “Public Offering”) and a concurrent, side-by-side private placement of Issuer Common Shares (the “Private Placement”). SG VTB and the 1996 Trust purchased 800,000 and 500,000 Issuer Common Shares, respectively, in the Public Offering at the price to the public of $1.00 per share. SG VTB also purchased an additional 1,700,000 Issuer Common Shares in the Private Placement at a price of $1.00 per share.

2. Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Item 4.	Purpose of Transaction

The transactions giving rise to the filing of this Amendment were (i) the issuance of the July Warrants to SG VTB and the 1996 Trust and the November Warrant to SG VTB, (ii) the purchase of Issuer Common Shares by SG VTB and the 1996 Trust in the Public Offering, (iii) the purchase of Issuer Common Shares by SG VTB in the Private Placement and (iv) the sale of Issuer Common Shares by each of Carmine Bonanno and Frederick Romano in open market transactions and at prevailing market prices. As a result of said transactions, SG VTB and the 1996 Trust increased their beneficial ownership of Issuer Common Shares and each of Carmine Bonanno and Frederick Romano decreased their beneficial ownership of Issuer Common Shares.

The Reporting Persons understand that the Issuer’s Board of Directors may, consistent with their fiduciary duties to the Issuer and its stockholders, explore ways to raise capital, including possibly through the issuance of additional debt or equity, or pursue an extraordinary corporate transaction, such as a reorganization. Each Reporting Person that owns Issuer Common Shares assesses the Issuer’s business, financial condition, and results of operations as well as economic conditions and securities markets in general and those for the Issuer’s shares in particular. Depending on such assessments, one or all of such Reporting Persons may acquire additional shares or may sell or otherwise dispose of all or some of the shares of their Issuer Common Shares, subject to the provisions of the Stockholder Agreement. Each Reporting Person may also consider participating in any proposal to raise capital or reorganize the

Issuer that the Issuer may propose or pursue in the future. Such actions will depend on a variety of factors, including current and anticipated trading prices for common stock, alternative investment opportunities, the terms of any such proposals, and general economic, financial market and industry conditions.

3. Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Item 5.	Interest in Securities of the Issuer

(a) and (b) The information contained on the cover pages to this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 hereof are incorporated herein by reference.

As discussed in Item 6 below, the Reporting Persons have agreed to aggregate their voting power with respect to the election of directors of the Issuer that have been designated by SG VTB pursuant to the Stockholder Agreement. As a result of the Stockholder Agreement, SG VTB and Mr. Fox (in his capacity as the sole manager of SG VTB) may be deemed to have beneficial ownership (within the meaning of Rule 13d-3 under the Securities Exchange Act, as amended) of, and shared power to vote or direct the vote of, 35,554,647 Issuer Common Shares, which represents approximately 68.0% of the outstanding shares thereof. Such percentage is based on 49,229,502 Issuer Common Shares (as defined herein) outstanding, as set forth in the Issuer’s Prospectus Supplement filed with the Securities and Exchange Commission on February 2, 2016.

In order for a Reporting Person other than SG VTB or Mr. Fox to be treated as having or sharing beneficial ownership of securities held by any other party to the Stockholder Agreement, evidence beyond formation of the group under Rule 13d-5(b) would need to exist. Since such other Reporting Persons do not have the right to designate a director to the Issuer’s Board of Directors or otherwise share the power to vote or direct the vote of any other Reporting Person’s Issuer Common Shares, no Reporting Person other than SG VTB and Mr. Fox is deemed to beneficially own another Reporting Person’s Issuer Common Shares solely as a result of entering into the Stockholder Agreement.

While certain Reporting Persons share voting power as described above, each Reporting Person retains the sole dispositive power with respect to the shares beneficially owned by such Reporting Person, subject to the terms of the Stockholder Agreement.

SG VTB has direct beneficial ownership of 20,689,124 Issuer Common Shares and retains sole dispositive power over such shares. Such shares constitute approximately 39.6% of the outstanding Issuer Common Shares on a beneficial ownership basis. SG VTB also may be deemed to beneficially own 14,865,523 Issuer Common Shares beneficially owned directly by the other Reporting Persons. Such shares constitute, in the aggregate, approximately 68.0% of the outstanding Issuer Common Shares. Kenneth A. Fox is the sole manager of SG VTB. Due to his relationship to SG VTB, Mr. Fox may be deemed to have shared voting and investment power with respect to the Issuer Common Shares that SG VTB beneficially owns or may be deemed to have beneficial ownership over as a result of the Stockholder Agreement. As such, Mr. Fox may be deemed to have beneficial ownership over such Issuer Common Shares. Mr. Fox, however, disclaims beneficial ownership of such Issuer Common Shares.

The RD 2012 Trust beneficially owns 1,007,908 Issuer Common Shares and retains sole dispositive power and shared voting power over such shares. Such shares constitute approximately 2.0% of the outstanding Issuer Common Shares.

The MD 2012 Trust beneficially owns 1,007,908 Issuer Common Shares and retains sole dispositive power and shared voting power over such shares. Such shares constitute approximately 2.0% of the outstanding Issuer Common Shares.

Michael Rowe beneficially owns 35,996 Issuer Common Shares and retains sole dispositive power and shared voting power over such shares. Such shares constitute less than 0.1% of the outstanding Issuer Common Shares.

Amie Rowe beneficially owns 35,996 Issuer Common Shares and retains sole dispositive power and shared voting power over such shares. Such shares constitute less than 0.1% of the outstanding Issuer Common Shares.

Carmine Bonanno beneficially owns 5,413,174 Issuer Common Shares and retains sole dispositive power and shared voting power over such shares. Such shares constitute approximately 11.0% of the outstanding Issuer Common Shares.

Frederick Romano beneficially owns 5,542,114 Issuer Common Shares and retains sole dispositive power and shared voting power over such shares. Such shares constitute approximately 11.3% of the outstanding Issuer Common Shares.

The 1996 Trust beneficially owns 1,822,427 Issuer Common Shares and retains sole dispositive power and shared voting power over such shares. Such shares constitute approximately 3.7% of the outstanding Issuer Common Shares.

(c) The following table details the transactions, all of which are purchases in the Public Offering or Private Placement as described in Item 3 above, effected by certain of the Reporting Persons in the past 60 days as reported on such Reporting Persons’ Form 4s as filed with the SEC:

Account Name	Transaction Date	Price Per Share	Number of Shares
SG VTB Holdings, LLC	2016-02-05	$1.00	800,000

Doornink Revocable Living Trust, dated December 17, 1996, as amended	2016-02-05	$1.00	500,000

SG VTB Holdings, LLC	2016-02-05	$1.00	1,700,000

(d) Not applicable.

(e) Not applicable.

4. Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Stockholder Agreement

On January 15, 2014, the Issuer completed the merger (the “Merger”) of its wholly-owned subsidiary, Paris Acquisition Corp., a Delaware corporation (“Merger Sub”), with and into VTB Holdings, Inc., a Delaware corporation (“VTBH”), in accordance with the terms and conditions of the Agreement and Plan of Merger dated August 5, 2013 among the Issuer, VTBH and Merger Sub (the “Merger Agreement”). Concurrently with the execution of the Merger Agreement, on August 5, 2013, the Issuer, VTBH and each of the Reporting Persons entered into a Stockholder Agreement (the “Stockholder Agreement”) pursuant to which the Reporting Persons agreed to certain restrictions, including block voting covenants, and other provisions with respect to the VTBH capital stock then held by them and the Issuer Common Shares subsequently issued to them in the Issuance (including the Issuer Common Shares issued to the Reporting Persons, collectively, the “Merger Shares”).

Pursuant to the Stockholder Agreement, the Reporting Persons have agreed, effective as of the closing of the Merger, to the formation of a group (the “Stockholder Group”) for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. The Reporting Persons agreed to the block voting covenants in the Stockholder Agreement in order to have the Issuer qualify as a “controlled company” under NASDAQ rules following the closing of the Merger. Specifically, the Reporting Persons agreed, effective from and after the closing of the Merger, to vote their Merger Shares to ensure that SG VTB has the right to designate seven directors to the Issuer’s Board of Directors (including the Chief Executive Officer of the Issuer and two independent directors) so long as SG VTB and its affiliates collectively beneficially own at least 10% of the outstanding capital stock of the Issuer. The Reporting Persons’ obligations with respect to the formation of the Stockholder Group and the voting requirements referred to above with respect to the Issuer’s Board of Directors terminate upon the first to occur of (i) the failure of the Stockholder Group to hold shares representing an aggregate of at least 50.1% of the voting power of the Issuer and (ii) termination by the mutual agreement of the Issuer and the Stockholder Group.

In addition, pursuant to the Stockholder Agreement, each Reporting Person (i) has agreed not to sell or otherwise transfer his, her or its Merger Shares for a period of six months following the closing of the Merger, subject to certain exceptions, and (ii) from and after the closing of the Merger, is entitled to certain registration rights covering the Merger Shares, including customary piggyback registration rights for all Reporting Persons and demand registration rights for SG VTB. The Stockholder Agreement also includes customary indemnification and expense reimbursement obligations in connection with registrations of Merger Shares conducted pursuant to the Stockholder Agreement.

Most of the provisions of the Stockholder Agreement will terminate upon the earlier of (i) the dissolution of the Issuer (unless the Issuer continues to exist after such dissolution as a limited liability company or in another form, whether incorporated in Delaware or another jurisdiction) and (ii) the consummation of a disposition of shares by SG VTB and its affiliates that would have the effect of transferring to a person or group that is not an affiliate of SG VTB or a portfolio company of one or more SG VTB affiliates a number of Issuer Common Shares such that, following the consummation of such disposition, such person or group possesses the voting power to elect a majority of the Issuer’s Board of Directors (whether by merger, consolidation, sale or transfer of common stock or otherwise), or a majority of the board of directors (or similar body) of any successor entity; provided however, that (a) for so long as SG VTB and its affiliates collectively own any Merger Shares, the registration rights set forth in the Stockholder Agreement shall not terminate without the prior written consent of SG VTB unless the Stockholder Agreement is terminated prior to the closing of the Merger, and (b) the indemnification provisions with respect to the registration rights in the Stockholder Agreement survive any termination of the Stockholder Agreement.

On July 10, 2014, the Issuer, SG VTB Holdings, LLC, the Issuer’s largest shareholder, Juergen Stark, the Issuer’s Chief Executive Officer, certain trusts established by Ronald Doornink, the Issuer’s Chairman of the Board, and certain of his family members and certain other shareholders of the Issuer (collectively, the “Extending Shareholders”) entered into an amendment (the “Amendment”) to the Stockholder Agreement, dated August 5, 2013, by and among the Issuer and the Issuer’s stockholders named therein and the Lock-Up Agreement, dated January 14, 2014, by and between the Issuer, VTB Holdings, Inc. and Juergen Stark. Pursuant to the Amendment, among other things, the Extending Shareholders agreed to extend lock-up restrictions regarding their sale or other disposition of shares of the Issuer’s stock from July 16, 2014 to April 1, 2015, subject to certain exceptions, including limited sales through privately negotiated block trades (the “Lock-Up Extension”).

The foregoing summaries of the Merger Agreement, Stockholder Agreement, and the Amendment do not purport to be complete and are qualified in their entirety by reference to the complete text of such agreement, which is, in each case, incorporated herein by reference.

Except as set forth above and in Item 4 of this Schedule 13D, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between such persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Subordinated Notes

On April 23, 2015, the Issuer issued a $5.0 million subordinated note (the “April Note”) to SG VTB Holdings, LLC, the Issuer’s largest stockholder (“SG VTB”). The April Note was issued with an interest rate of (i) 10% per annum for the first year and (ii) 20% per annum for all periods thereafter, with interest accruing and being added to the principal amount of the note quarterly.

On May 13, 2015, the Issuer issued subordinated notes (the “May Notes”) with an aggregate principal amount of $3.8 million to SG VTB, and the 1996 Trust. The May Notes were issued with an interest rate of 10% per annum until the maturity date of the May Notes (which was August 13, 2015 but could be extended up to two additional 90 day periods upon the written agreement of the Issuer and the noteholder), with interest accruing and being added to the principal amount of the May Notes quarterly. Following the maturity date, the interest rate would have increased to 20% per annum.

On June 17, 2015, the Issuer issued a subordinated note (the “June Note”) with an aggregate principal amount of $3.0 million to SG VTB. The June Note was issued at an interest rate of 10% per annum until the maturity date of the June Note (which was September 17, 2015 but could be extended up to two additional 90 day periods upon the written agreement of the Issuer and the noteholder), with interest accruing and being added to the principal amount of the June Note quarterly. Following the maturity date, the interest rate would have increased to 20% per annum. In addition, the Issuer had the option to request that SG VTB make, in SG VTB’s sole discretion, additional advances from time to time up to an aggregate principal amount of $15.0 million. Prior to the amendment (see below), following an additional advance of $6.0 million on July 8, 2015, $9.0 million was outstanding under the June Note.

Concurrently with the completion of the Issuer’s Term Loan Due 2019, the Issuer amended and restated each of its outstanding subordinated notes (the “Amended Notes”). The obligations of the Issuer under the Amended Notes are subordinate and junior to the prior payment of amounts due under the Credit Facility and Term Loan Due 2019. In addition, the stated maturity date of the Amended Notes was extended to September 29, 2019, subject to acceleration in certain circumstances, such as a change of control of the Issuer. The Amended Notes bear interest at a rate per annum equal to LIBOR plus 10.5% and shall be paid-in-kind by adding the amount to the principal amount due. As noted above, the Issuer also repaid $4.0 million under the subordinated notes payable to SG VTB with a portion of the proceeds received under the Term Loan Due 2019. Further, as consideration for the concessions in the Amended Notes, the Issuer issued the July Warrants to purchase 1,691,275 Issuer Common Shares at an exercise price of $2.54 per share, as further described below.

On November 16, 2015, the Issuer issued a new $2.5 million Subordinated Promissory Note (the “November Note”) to SG VTB. In satisfaction of the Issuer’s obligation set forth in an earlier amendment to the Issuer’s term loan agreement, the proceeds of the November Note were applied against the outstanding balance of the Issuer’s term loan with Crystal Financial LLC (“Crystal”). The November Note bears interest at a rate of 15% per annum until its maturity date, which is September 29, 2019. The November Note is subordinated to all senior debt of the Issuer, including the Issuer’s obligations under its asset-based revolving credit facility with Bank of America, N.A. and the Issuer’s term loan agreement with Crystal. In connection with the November Note, the Issuer and SG VTB also entered into a security and guaranty agreement pursuant to which certain of the Issuer’s subsidiaries agreed to guarantee the obligations of the Issuer under the November Note, as well as a subordination agreement pursuant to which the Issuer and SG VTB agreed that the Issuer’s obligations under the November Note would be subordinate to the Issuer’s obligations under its asset-based revolving credit facility and its term loan agreement. Further, as additional consideration for SG VTB’s entering into the November Note, the Issuer issued the November Warrant to purchase 1,365,410 Issuer Common Shares at an exercise price of $2.00 per share, as further described below.

Warrants

In connection with and as consideration for the concessions in the Amended Notes, the Issuer issued to SG VTB and the 1996 Trust the July Warrants, pursuant to which SG VTB and the 1996 Trust have the right to purchase 1,384,884 and 306,391 shares, respectively, of the Issuer’s common stock at an exercise price of $2.54 per share. The warrants are exercisable for a period of five years beginning on the date of issuance, July 22, 2015. The exercise price and the number of shares of Common Stock purchasable are subject to adjustment and do not carry any voting rights or other rights as a stockholder of the Issuer prior to exercise. The shares issuable upon exercise are also subject to the “demand” and “piggyback” registration rights set forth in the Issuer’s Stockholder Agreement, dated August 5, 2013, as amended on July 10, 2014.

On November 16, 2015, in connection with and as additional consideration for SG VTB entering into the November Note, the Issuer issued to SG VTB an additional warrant (the “November Warrant”) to purchase 1,365,410 Issuer Common Shares at an exercise price of $2.00 per share. The other terms of the November Warrant are substantially similar to the terms of the July Warrants.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description of Exhibit

1.	Joint Filing Agreement, by and among SG VTB Holdings, LLC, Ronald Doornink 2012 Irrevocable Trust, dated November 30, 2012, Martha M. Doornink 2012 Irrevocable Trust, dated November 30, 2012, Michael Rowe, Amie Rowe, Carmine Bonanno, Frederick Romano, Doornink Revocable Living Trust, dated December 17, 1996, as amended, and Kenneth A. Fox, dated as of January 27, 2014 (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed on January 27, 2014 by the Reporting Persons).

2.	Agreement and Plan of Merger dated August 5, 2013, among Parametric Sound Corporation, Paris Acquisition Corp. and VTB Holdings, Inc. (incorporated by reference to Exhibit 2.1 to Parametric Sound Corporation’s Current Report on Form 8-K filed on August 5, 2013).

3.	Stockholder Agreement, by and among Parametric Sound Corporation and the Reporting Persons, dated as of August 5, 2013 (incorporated by reference to Exhibit 99.1 to Parametric Sound Corporation’s Current Report on Form 8-K filed on August 5, 2013).

4.	Amendment No. 1 to the Stockholder Agreement, dated July 10, 2014, by and among the Issuer and the Extending Shareholders (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on July 10, 2014).

5.	Warrant, issued to SG VTB Holdings, LLC, dated July 22, 2015 (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on July 23, 2015).

6.	Warrant, issued to SG VTB Holdings, LLC, dated July 22, 2015 (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on July 23, 2015).

7.	Warrant, issued to SG VTB Holdings, LLC, dated November 16, 2015 (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on November 20, 2015).

8.	Underwriting Agreement, dated February 2, 2016, by and between the Company and Oppenheimer & Co. Inc. as representative of the several other underwriters named therein (incorporated by reference to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed on February 3, 2016).

9.	Common Stock Purchase Agreement, dated February 1, 2016, by and between the Issuer and SG VTB Holdings, LLC (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed on February 1, 2016).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SG VTB HOLDINGS, LLC

By:	/s/ Kenneth A. Fox
Name:	Kenneth A. Fox
Title:	Manager

RONALD DOORNINK 2012 IRREVOCABLE TRUST, DATED NOVEMBER 30, 2012

By:	/s/ Lonn Selbst
Trustee:	The Goldman Sachs Trust Company of Delaware
Name:	Lonn Selbst
Title:	Vice President

MARTHA M. DOORNINK 2012 IRREVOCABLE TRUST, DATED NOVEMBER 30, 2012

By:	/s/ Lonn Selbst
Trustee:	The Goldman Sachs Trust Company of Delaware
Name:	Lonn Selbst
Title:	Vice President

By:	/s/ Michael Rowe
Name:	Michael Rowe

By:	/s/ Amie Rowe
Name:	Amie Rowe

By:	/s/ Carmine Bonanno
Name:	Carmine Bonanno

By:	/s/ Frederick Romano
Name:	Frederick Romano

DOORNINK REVOCABLE LIVING TRUST, DATED DECEMBER 17, 1996, AS AMENDED

By:	/s/ Ronald Doornink /s/ Martha Doornink
Name:	Ronald Doornink and Martha Doornink
Title:	Co-Trustees

By:	/s/ Kenneth A. Fox
Name:	Kenneth A. Fox

Dated: February 23, 2016